UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 4, 2009
Commission File Number: 001-34423
CDC SOFTWARE CORPORATION
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Unit 706-707, Building 9
No. 5 Science Park West Avenue
Hong Kong Science Park
Shatin, New Territories
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:       ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.
Board Committees
On December 4, 2009, CDC Corporation (“CDC Corporation”) announced that Simon Kwong Chi Wong was appointed as chief executive officer (CEO) of CDC Games Corporation (“CDC Games”), an affiliate of CDC Software Corporation (“CDC Software”), replacing Mr. Peter Yip, who continues as vice chairman of the board of directors of CDC Games.
Mr. Wong continues to serve as a non-independent member of the boards of directors of each of CDC Corporation and CDC Software. In connection with the foregoing appointment, Mr. Wong has resigned: (i) from the Audit Committee and Nominating Committee of the board of directors of CDC Corporation; and (ii) from the Audit Committee and Compensation Committee of the board of directors of CDC Software.
3.75% Senior Exchangeable Convertible Notes Due 2011
On October 30, 2009, CDC Corporation (“CDC Corporation”), the parent company of CDC Software Corporation (“CDC Software”) initiated a lawsuit against Evolution Capital Management LLC and certain of its affiliates, alleging breach of non-disclosure agreement, breach of the purchase agreement relating to the CDC Corporation’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the covenant of good faith and fair dealing, breach of fiduciary duty, wrongful disclosure and misuse of trade secrets, tortious interference with business relations, and civil conspiracy. The complaint also seeks recovery, in excess of $295.0 million, of compensatory damages, punitive damages, interest, attorneys’ fees, litigation expenses and injunctive relief.
As of December 18, 2009, an aggregate of $41.225 million in principal amount of Notes was held among Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”). The remaining portion of the issued and outstanding Notes, in the amount of $124.775 million, was held by CDC Delaware Corp. (“CDC Delaware”), a wholly-owned subsidiary of CDC Corporation.
As previously disclosed, on November 11, 2009, CDC Delaware and CDC Corporation amended the Notes and the Note Purchase Agreement related thereto, to modify the definition of Qualified IPO (“QIPO”), as defined in the Notes, and to reduce the amount of proceeds necessary to achieve a QIPO.
As a result of these amendments, CDC Corporation believes that the holder redemption right provided in the Notes, which would have required CDC Corporation to pay, not later than December 16, 2009, an aggregate of approximately $54.1 million, consisting of the remaining principal outstanding on the Notes held by such non-affiliate together with accrued interest at the rate of 12.5% retroactive to the issue date of November 13, 2006, is both no longer exercisable by such holder, and is no longer of any force or effect.
On December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against CDC Corporation in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued and retroactive interest (the “New York Case”).
CDC Corporation cannot be certain as to the outcome of this litigation, and intends to vigorously defend it rights in this matter.
Furthermore, CDC Corporation believes that it has sufficient available resources to satisfy any such amounts that may become due under the Notes irrespective of the outcome of the New York Case.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2009

CDC SOFTWARE CORPORATION
By:	/s/ Peter Yip
	Name:	Peter Yip
	Title:	Chief Executive Officer